CERTIFICATE

The undersigned hereby certifies that he is the Principal Accounting Officer of Central Park Group Multi-Event Fund, a statutory business trust organized under the laws of the State of Delaware (the "Trust"), and CPG JPMorgan Alternative Strategies Fund, LLC, a limited liability company organized under the laws of the State of Delaware (together with the Trust, the "Funds"); that the following is a true and correct copy of the resolutions duly adopted by a vote at a meeting of the Board of Trustees of each Fund on June 13, 2012, at which meeting a quorum was at all times present and acting; and that said resolutions are in full force and effect:

RESOLVED, that it is the determination of the Trustees at this meeting, including a majority of the Independent Trustees, that the joint insured fidelity bond written by the following entity in the following amount:

Name of Bond Provider	Amount of Coverage

National Union Fire Insurance Company of Pittsburgh, PA	$925,000

insuring the Fund and the other investment companies named as insured parties under said bond for covered acts or omissions of the respective Trustees and officers of the Fund and the officers and employees of the Fund's investment adviser, distributor and/or administrator in accordance with the requirements of Rule 17g-1 under the 1940 Act is reasonable in form and amount after having given due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the Fund to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Fund's portfolio, the identity of the other parties named as insured parties under said bond, and the nature of the business activities of such other parties; and it was further

RESOLVED, that the Trustees, including a majority of the Independent Trustees, hereby ratify, confirm and approve the payment by the Fund of the portion of the premium for coverage under the joint insured fidelity bond, in the amount described at this meeting and at the meeting of the Board of Trustees of the Fund on March 16, 2012, having given due consideration to all relevant factors including, but not limited to, the identity of the other parties named as insured parties under said bond, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium between the parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained its own insured bond; and it was further

RESOLVED, that the actions of the Fund's investment adviser in causing the Fund to pay its ratable allocation of the total annual premium payable with respect to the fidelity bond be, and they hereby are, ratified, confirmed and approved; and it was further

RESOLVED, that the actions of the Fund's investment adviser in executing and delivering the Joint Insured Fidelity Bond Agreement in the form presented at the meeting of the Board of Trustees of the Fund on March 16, 2012 be, and they hereby are, ratified confirmed and approved; and it was further

RESOLVED, that the Fund's investment adviser hereby is designated as the party responsible for making all filings with the SEC and giving all notices on behalf of the Fund with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and it was further

RESOLVED, that the actions taken by the Fund's investment adviser in respect of the matters referred to in the preceding resolutions hereby are ratified, confirmed and approved in all respects.

Dated this 31st day of August 2012.

/s/ Michael Mascis
Michael Mascis